 Exhibit 99.1

CIBC releases revised Supplementary Financial Information for 2024 and 2023

TORONTO, Feb. 13, 2025 /CNW/ - CIBC (TSX: CM) (NYSE: CM) released today an abridged Supplementary Financial Information package for the fiscal years ending October 31, 2024 and 2023, reflecting the following changes that were effective November 1, 2024:

  Our Simplii Financial direct banking business and Investor's Edge direct investing business, previously reported in Capital Markets and Direct Financial Services have been realigned with Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management, respectively; and
  Our CIBC Cleary Gull U.S. mid-market investment banking business has been realigned from Capital Markets to U.S. Commercial Banking and Wealth Management.

While these changes restate the results of our strategic business units, there is no impact to the Bank's consolidated financial results.

The affected pages of the Supplementary Financial Information package reflecting these changes are available for download at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC
CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information: Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact: Geoff Weiss, Senior Vice-President, 416-980-5093, geoffrey.weiss@cibc.com; Media Enquiries: Financial, business and trade media may contact: Erica Belling, 416-594-7251, erica.belling@cibc.com; Tom Wallis, 416-980-4048, tom.wallis@cibc.com